UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)1/

ENERGY XXI (BERMUDA) LIMITED
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

G10009101
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

1/The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. Beneficial ownership information contained herein is given as of the date listed above.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G10009101

1
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Seneca Capital International, Ltd.
Seneca Capital Investments, L.P.
Seneca Capital Investments, LLC
Douglas A. Hirsch

2	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

3	SEC Use Only

4
Citizenship or Place of Organization.
Seneca Capital International, Ltd. - Cayman Islands
Seneca Capital Investments, L.P. - Delaware
Seneca Capital Investments, LLC - Delaware
Douglas A. Hirsch - United States

Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power Seneca Capital International, Ltd. - 0 shares Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
6    Shared Voting Power
Seneca Capital International, Ltd. – 576,672 shares
Seneca Capital Investments, L.P. - 792,572 shares
Seneca Capital Investments, LLC - 792,572 shares
Douglas A. Hirsch – 792,572 shares
Refer to Item 4 below.

7 Sole Dispositive Power Seneca Capital International, Ltd. - 0 shares Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
8    Shared Dispositive Power
Seneca Capital International, Ltd. – 576,672 shares
Seneca Capital Investments, L.P. - 792,572 shares
Seneca Capital Investments, LLC – 792,572 shares
Douglas A. Hirsch – 792,572 shares
Refer to Item 4 below.

CUSIP NO. G10009101

9
Aggregate Amount Beneficially Owned by Each Reporting Person
Seneca Capital International, Ltd. – 576,672 shares
Seneca Capital Investments, L.P. - 792,572 shares
Seneca Capital Investments, LLC - 792,572 shares
Douglas A. Hirsch – 792,572 shares
Refer to Item 4 below.

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11
Percent of Class Represented by Amount in Row (9)
Seneca Capital International, Ltd. – 0.2%
Seneca Capital Investments, L.P. – 0.3%
Seneca Capital Investments, LLC – 0.3%
Douglas A. Hirsch – 0.3%
Refer to Item 4 below.

12
Type of Reporting Person (See Instructions)
Seneca Capital International, Ltd. - CO
Seneca Capital Investments, L.P. - OO (Limited Partnership)
Seneca Capital Investments, LLC - OO (Limited Liability Company)
Douglas A. Hirsch - IN

Item 1.

(a)	Name of Issuer

Energy XXI (Bermuda) Limited

(b)	Address of Issuer's Principal Executive Offices

Canon’s Court, 22 Victoria Street, P.O. Box HM, 1179, Hamilton HM EX, Bermuda

Item 2.

(a)	Name of Person Filing

Seneca Capital International, Ltd. Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch

(b)	Address of Principal Business Office or, if none, Residence

Seneca Capital International, Ltd. Seneca Capital Investments, L.P. Seneca Capital Investments, LLC Douglas A. Hirsch c/o Seneca Capital Investments, LLC 590 Madison Avenue New York, NY 10022

CUSIP NO. G10009101

(c)	Citizenship

Seneca Capital International, Ltd. - Cayman Islands Seneca Capital Investments, L.P. - Delaware Seneca Capital Investments, LLC - Delaware Douglas A. Hirsch - United States

(d)	Title of Class of Securities

Common Stock, par value $0.001 per share

(e)	CUSIP Number

G10009101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
            If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned

CUSIP NO. G10009101

Seneca Capital International, Ltd. – 576,672 shares Seneca Capital Investments, L.P. - 792,572 shares Seneca Capital Investments, LLC - 792,572 shares Douglas A. Hirsch – 792,572 shares
(b)	Percent of Class

Seneca Capital International, Ltd. – 0.2% Seneca Capital Investments, L.P. – 0.3% Seneca Capital Investments, LLC – 0.3% Douglas A. Hirsch – 0.3%
(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote

Seneca Capital International, Ltd. - 0 shares Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(ii)	shared power to vote or to direct the vote

Seneca Capital International, Ltd. – 576,672 shares Seneca Capital Investments, L.P. - 792,572 shares Seneca Capital Investments, LLC - 792,572 shares Douglas A. Hirsch – 792,572 shares
(iii)	sole power to dispose or to direct the disposition of

Seneca Capital International, Ltd. - 0 shares Seneca Capital Investments, L.P. - 0 shares Seneca Capital Investments, LLC - 0 shares Douglas A. Hirsch - 0 shares
(iv)	shared power to dispose or to direct the disposition of

Seneca Capital International, Ltd. – 576,672 shares Seneca Capital Investments, L.P. - 792,572 shares Seneca Capital Investments, LLC - 792,572 shares Douglas A. Hirsch – 792,572 shares

CUSIP NO. G10009101

** Shares reported for Seneca Capital International, Ltd. (“Seneca International”) reflect shares beneficially owned by such entity.  Shares reported for Seneca Capital Investments, L.P. (“Seneca LP”) reflect the shares beneficially owned by Seneca International and by another private investment fund (the “Fund”), for which Seneca LP serves as the investment manager.  Shares reported for Seneca Capital Investments, LLC (“Seneca LLC”) reflect the shares beneficially owned by Seneca International and the Fund and reported for Seneca LP.  Seneca LLC is the general partner of Seneca LP.  Seneca LP and Seneca LLC have voting and investment control over the shares reported for such entities herein, but each disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Shares reported for Douglas A. Hirsch include the shares reported for Seneca LLC, of which Mr. Hirsch is the managing member, and in such capacity, Mr. Hirsch may be deemed to have voting and investment control over such shares.  Mr. Hirsch disclaims beneficial ownership of all such shares except to the extent of his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. G10009101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 16, 2010

SENECA CAPITAL INTERNATIONAL, LTD.

By: Seneca Capital Investments, L.P.,
Its investment manager

By: Seneca Capital Investments, LLC,
Its general partner

By:          /s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By: Seneca Capital Investments, LLC,
Its general partner

By:          /s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:          /s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

DOUGLAS A. HIRSCH

/s/ Douglas A. Hirsch
Douglas A. Hirsch, individually

CUSIP NO. G10009101

Exhibit 1

AMENDED AND RESTATED JOINT FILING AGREEMENT

This Joint Filing Agreement, dated as of March 22, 2007, is by and among Seneca Capital International, Ltd., Seneca Capital Investments, L.P., Seneca Capital Investments, LLC and Douglas A. Hirsch, an individual (the foregoing are collectively referred to herein as the "Seneca Filers"), and amends and restates in its entirety any prior agreement among any of the Seneca Filers regarding the subject matter hereof.

Each of the Seneca Filers may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13G with respect to shares of common stock, par value $0.001 per share, of Energy XXI (Bermuda) Limited. beneficially owned by them from time to time.

Pursuant to and in accordance with Rule 13(d)(1)(k) promulgated under the Securities Exchange Act of 1934, as amended, the Seneca Filers hereby agree to file a single statement on Schedule 13G and/or 13D (and any amendments thereto) on behalf of each of such parties, and hereby further agree to file this Joint Filing Agreement as an exhibit to such statement, as required by such rule.

This Joint Filing Agreement may be terminated by any of the Seneca Filers upon one week's prior written notice or such lesser period of notice as the Seneca Filers may mutually agree.

Executed and delivered as of the date first above written.

SENECA CAPITAL INTERNATIONAL, LTD.

By: Seneca Capital Investments, L.P.,
Its investment manager

By: Seneca Capital Investments, LLC,
Its general partner

By:          /s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

SENECA CAPITAL INVESTMENTS, L.P.

By: Seneca Capital Investments, LLC,
Its general partner

By:          /s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

SENECA CAPITAL INVESTMENTS, LLC

By:          /s/ Douglas A. Hirsch
Douglas A. Hirsch
Managing Member

DOUGLAS A. HIRSCH

          /s/ Douglas A. Hirsch
Douglas A. Hirsch, individually